Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

On July 13, 2021, Mr. Lars Norell, Co-Founder and Co-Chief Executive Officer of Altus Power, Inc. appeared on TD Ameritrade Network for an interview with Ms. Nicole Petallides. The transcript of the interview follows:

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Nicole Petallides:

Lars, thank you for being with us. So, you had a SPAC merger with CBRE, plans to list at the New York Stock Exchange. AMPS, A-M-P-S, is the ticker symbol to watch here. Why now? Obviously, an exciting time.

Lars Norell:

Very exciting. Thanks a lot for having me. We have grown for the last decade. Our basic product is to service commercial real estate owners with building-based clean energy systems, specifically solar arrays that we install on their rooftops and in their parking lots, and then we sell the energy back to those building owners at a discount and supply them with savings and clean benefits.

We’ve had a great last 11 years. For the last seven years, we’ve been sponsored by Blackstone. But there’s no company in our space that has yet gone public. There’s no pure play commercial and industrial public company available, and we felt like we would further add value to our customers and to our offering and, frankly, distance ourselves from our competitors if we were able to go public.

And so, we looked at a regular IPO, but then we were approached by a SPAC sponsored by the largest real estate company in the world, CBRE. And it was love at first sight at that point, and so we decided to go public through the SPAC merger instead, which we’re doing today.

Nicole Petallides:

It’s interesting because you talk about that no company, I guess, is a pure play in what you’re doing. Is that what you’re saying?

Lars Norell:

Yes.

Nicole Petallides:

Because you said you have charging stations with solar on the rooftops, in the parking lots, and then you work with the commercial real estate companies and sell them that at a discount. You also have other areas that you’re also doing well in, right, battery and EV charging stations, battery storage. Tell me a little bit about this.

Lars Norell:

Sure. Our core offering is really solar energy delivered at a discount. And of course, the beauty of this is that we put solar arrays on the top of commercial buildings and then drop a cable or line only 10 feet down, and we’re able to deliver the energy we make, effectively a very high retail value, directly to the customer. An important addition and really a transformation for the space will be the addition of energy storage.

Energy storage, of course, will effectively make solar and wind energy a more reliable power source across the day and night. It takes away the intermittency of clean energy. And the prohibitive nature of the rollout right now really lies in the fact that battery storage continues to be very expensive. So, we size batteries every time we install a solar system, but we don’t always install them at this point because of the cost involved and depending a little bit on the revenue stack that we’re able to get in particular locations, states, and with certain companies.

Nicole Petallides:

Right. What’s the timing of all this? When do we see the AMPS ticker symbol active?

Lars Norell:

We expect it will take somewhere like three months, perhaps a little longer. But sometime in November, we should be able to have the merger completed between--the ticker symbol right now is CBAH. And of course, we’re aiming to complete the merger and then we’ll start trading under the ticker symbol AMPS instead. Obviously, AMPS is a measure of current. And our whole point, really, is there’s a clean electrification ecosystem that is going to ultimately be built up around solar and storage, but also EV charging, and we look forward to playing a big, big role in that.

Nicole Petallides:

And what’s next? I mean, you did mention trying to capture the energy. I spoke with one CEO recently, obviously new companies, and he was doing exactly that. He talked about how it gets so heated up that you don’t have to have the sun at that time. They capture the energy and use it afterwards. Is that something you’re working on? What’s next for your company here?

Lars Norell:

Sure. I think you’re describing a good business case for adding storage to solar, the point of course being that if the sun sets at 6:30 p.m. but your activities continue, if you’re T.J. Maxx or you’re some high school with a basketball game, you really would like very much to have the clean energy continue to flow into your activities, and storage will be what sets you up for that.

What’s next for us is to mine the data that our new sponsor partner, CBRE, again the largest real estate company in the world, the data they have on building power consumption in the use of elevators, coolers, in all kinds of mechanical equipment. If we can marry the information about what exactly buildings are consuming in energy with the release of energy from our storage equipment and from our solar systems, then we’re effectively talking about a smart grid or the grid 2.0.

What’s missing for that to become a reality right now is to have close systems or systems in close proximity to each other where you’ve built several solar systems like the one in the picture here on buildings next to each other. Once we have that and we’re able to network them, then we’re effectively talking about a smart grid.

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Important Information About the Transaction and Where to Find It

CBRE Acquisition Holdings, Inc. (“CBAH”) intends to file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the proposed business combination (the “Merger”) and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus will contain important information about CBAH, Altus Power, Inc. (“Altus”) and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Merger. CBAH and Altus urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about Altus, CBAH and the Merger. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in CBAH’s annual report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation, including Altus’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to CBAH as described above under “Important Information About the Transaction and Where to Find It.”

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Merger, the business plans, objectives, expectations and intentions of CBAH once the Merger and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus or other conditions to closing in the Merger Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Merger; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and CBAH’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus, the Transactions or other matters and attributable to CBAH and Altus or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.